UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SWK Holdings Corporation

File No. 333-193942 - CF#30933

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SWK Holdings Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 13, 2014, as amended.

Based on representations by SWK Holdings Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through May 9, 2018
Exhibit 10.14	through March 7, 2018
Exhibit 10.15	through March 7, 2018
Exhibit 10.16	through January 23, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary